September 20, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	H. Roger Schwall
Assistant Director

Re:	Amplify Energy Corp.
Registration Statement on Form S-1
File No. 333-219375

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Amplify Energy Corp., a Delaware corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-219375, as amended (the “Registration Statement”), to 4:00 p.m., Eastern Time, on Friday, September 22, 2017, or as soon thereafter as practicable.

Please contact Matthew R. Pacey, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3786, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

AMPLIFY ENERGY CORP.

By:	/s/ Robert L. Stillwell, Jr.
Name:	Robert L. Stillwell, Jr.
Title:	Senior Vice President and Chief Financial Officer